No. 0052

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____________________ )

Enclosures: Press Release dated 10th June 2003

SIGNATURE

FOR:	Professional Staff plc

CONTACT:	Andrew Dixey CEO Professional Staff plc 44 1753 580 540

INVESTOR RELATIONS:	Betsy Brod/Jonathan Schaffer Brod Group LLC (212) 750 5800

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF PLC (“THE COMPANY”)
RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING (“EGM”)

     LONDON, ENGLAND – June 10, 2003 — Professional Staff (Nasdaq: PSTF). At the meeting convened by the Court and held on the afternoon of June 9, 2003 to approve the Scheme of Arrangement (as described in a circular to shareholders and ADS holders of the Company dated 6 May 2003) the resolution approving the Scheme was passed with over 96 per cent of the votes cast in favour.

     Additionally, at the EGM held on the afternoon of June 9, 2003 the resolutions to approve both the Scheme of Arrangement (subject to the approval by the Court of an associated capital reduction) and related arrangements with management were duly passed. For each resolution, more than 96 per cent of the votes cast were in favour.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as “will”, “anticipate”, “estimate” and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FORM 6-K No: 0052

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 10th June 2003	By:

Name: Adèle Thorpe Title: Company Secretary